Clifford Chance US LLP

March 13, 2023

Jeffrey Lewis

Robert Telewicz

Ruairi Regan

David Link

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate and Construction

100 F Street, NE

Washington, D.C. 20549

Re:	Star Holdings
Amendment No. 2 to
Registration Statement on Form 10
File No. 001-41572

Dear Messrs. Lewis, Telewicz, Regan and Link:

On behalf of Star Holdings ("Star Holdings,” the "Company" or "we"), we enclose for filing via EDGAR Amendment No. 2 to the Registration Statement on Form 10 ("Amendment No. 2"), including an amended information statement filed as Exhibit 99.1 to Amendment No. 2 (the "Information Statement"). Amendment No. 2 reflects: (i) the changes to the Information Statement described in the Company's response letter dated February 24, 2023; (ii) changes to the Information Statement relating to the distribution rate, record date and distribution date set for the Company's spin-off from iStar Inc.; and (iii) the Company's audited 2022 financial statements and related full year financial information.

If you have any questions regarding this filing, please do not hesitate to contact me at (212) 878-8526.

Sincerely,

/s/ Kathleen Werner
Kathleen Werner

cc:	Jay Sugarman, Chief Executive Officer, Star Holdings
Douglas B. Heitner, Chief Legal Officer, Star Holdings